

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 8, 2023

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 6, Keji South 12th Road , Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

   Re: Aurora Mobile Limited
   Form 20-F filed on April 18, 2023
   Response letter dated July 21, 2023
   File No. 001-38587

Dear Shan-Nen Bong:

   We have reviewed your July 21, 2023 response to our comment letter. In order to help us more fully evaluate your responses to prior comments 1 and 2 regarding the Investment Company Act of 1940 (the "Investment Company Act"), we have the following comments.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

Response letter dated July 21, 2023

Item 3. Key Information, page 3

1.   Please update your analysis under Section 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act to account for information as of the most recent fiscal quarter end.

2.   Thank you for your detailed legal analysis regarding whether the Company meets the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act. However, in our prior questions, we also asked that you also provide a similarly detailed response regarding whether each of the Company's subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(A) of the Investment

Shan-Nen Bong
Aurora Mobile Limited
August 8, 2023
Page 2

Company Act. Please provide that analysis and, in your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor as they apply to each of the Company's subsidiaries.

3. While we appreciate the summary calculations you provided in Appendix A of your response letter, the staff's question specifically asked that the Company identify each constituent part of the numerators and denominators when performing your analysis under section 3(a)(1)(C) of the Investment Company Act. Accordingly, please provide all relevant calculations under Section 3(a)(1)(C), identifying and describing each constituent part of the numerators and denominators for UA Mobile Limited, KK Mobile Limited, and JPush Information Consultation (Shenzhen) Co., Ltd. In doing so, please (i) specifically describe the types of assets included within "cash and cash equivalents," "long-term investments" and "short-term investments" on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations.

You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at 202-551-6756, or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology